

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2008

Mr. J.D. Gardner
Chief Financial Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re:** **Visual Management Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 333-133936**

Dear Mr. Gardner:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief